UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Onvia, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68338T 40 3 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.68338T 40 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above person (entities only)

Michael D. Pickett N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

715,012(1)
6. Shared Voting Power

- 0 -
7. Sole Dispositive Power

715,012(1)
8. Shared Dispositive Power

- 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

715,012(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

8.40% (2)
12.	Type of Reporting Person (See Instructions)

IN

(1)	Includes 576,978 shares of Common Stock subject to options that are exercisable within 60 days of December 31, 2006.
(2)	Based on the outstanding shares of Common Stock of the Issuer as of the last Form 10-Q filed.

This Amendment No. 2 to Schedule 13G is being filed with respect to the Common Stock of Onvia, Inc. to amend the Schedule 13G filed on March 18, 2004, as amended on January 31, 2006.

Item 1	(a)	Name of Issuer:

Onvia, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

1260 Mercer Street, Seattle, WA 98109

Item 2	(a)	Name of Person Filing:

Michael D. Pickett

Item 2	(b)	Address of Principal Business Office, or, if none, Residence:

1260 Mercer Street, Seattle, WA 98109

Item 2	(c)	Citizenship:

United States

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2	(e)	CUSIP Number:

68338T 40 3

Item 3		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 715,012(1)

(b) Percent of class: 8.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 715,012(1)

(ii) Shared power to vote or to direct the vote - 0 -

(iii) Sole power to dispose or to direct the disposition of 715,012(1)

(iv) Shared power to dispose or to direct the disposition of - 0 -

(1) Includes 576,978 shares subject to options that are exercisable within 60 days of December 31, 2006.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2007

/s/ Michael D. Pickett Michael D. Pickett

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)